Via U.S. Mail
Mail Stop 6010

December 8, 2008

Mr. Jing'an Wang
Chairman and Chief Executive Officer
Huifeng Bio-Pharmaceutical Technology, Inc.
16B/F Ruixin Road Bldg. No. 25
Gaoxin Road Xi An 710075
Shaanxi Province
China

>   **Re: Huifeng Bio-Pharmaceutical Technology, Inc.**
>   **Form 10-KSB for the Annual Period Ended December 31, 2007**
>   **Form 10-QSB for the Quarterly Period Ended March 31, 2008**
>   **File No. 0-32253**

Dear Mr. Wang:

We issued comments to you on the above captioned filings on September 4, 2008. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by December 22, 2008 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by December 22, 2008, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3387.

Sincerely,

Carlton E. Tartar
Branch Chief